50
3/6/03



03002119

UF3-503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPR Investments, L.P.

OFFICIAL USE ONLY
110733
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest Drive, Suite 275

(No. and Street)

The Woodlands   Texas   77380

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tristan Renz   (281) 681-1640

                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual. state last, first, middle name*)

700 Louisiana Street, Houston, Texas 77002

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

1

OATH OR AFFIRMATION

I, Tristan Renz _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P. _____ , as of December 31 _____ , 20 02 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

Tristan Renz - FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TPR INVESTMENTS, L.P.

Financial Statements and Schedule

December 31, 2002

(With Independent Auditors' Report Thereon)



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Partners
TPR Investments, L.P.:

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2002, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2002, and the results of its operations, changes in partners' capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 10, 2003



TPR INVESTMENTS, L.P.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,577,253
Investments in U.S. Treasury notes, at market value (cost of $3,223,325)		3,358,094
Investments in contracts		7,671,652
Commissions receivable		525,398
Accrued interest receivable		562
Fixed assets, net		60,167
Other assets		25,381
Total assets	$	13,218,507

Liabilities and Partners' Capital

Accounts payable	$	45,525
Total liabilities		45,525
Partners' capital		13,172,982
Total liabilities and partners' capital	$	13,218,507

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Operations

Year ended December 31, 2002

Revenues:		
Trading profits	$	10,651,799
Net gains on principal transactions		29,504
Interest income		189,100
Total revenues		10,870,403
Expenses:		
Commission expense		3,984,077
Operating		666,941
Legal and professional fees		55,659
Rent		93,342
Depreciation and amortization		33,119
Other		3,000
Total expenses		4,836,138
Net income	$	6,034,265

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Changes in Partners' Capital

Year ended December 31, 2002

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at December 31, 2001	$ 8,762,175	822	8,762,997
Distributions	(1,624,280)	—	(1,624,280)
Net income	6,033,662	603	6,034,265
Partners' capital at December 31, 2002	$ 13,171,557	1,425	13,172,982

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 6,034,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	33,119
Changes in assets and liabilities:	
Decrease in receivables	1,856,029
Increase in investments, net	(5,680,747)
Increase in other assets	(3,503)
Increase in accounts payable	14,705
Decrease in partner loans	(1,640)
Net cash provided by operating activities	2,252,228
Cash flows from investing activities:	
Net cash used in investing activities – purchases of fixed assets	(17,970)
Cash flows from financing activities:	
Net cash used in financing activities – distributions to partner	(1,624,280)
Net increase in cash and cash equivalents	609,978
Cash and cash equivalents at beginning of year	967,275
Cash and cash equivalents at end of year	$ 1,577,253

See accompanying notes to financial statements.

(1)   Organization

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed on November 13, 2000 for the purpose of providing investment services in fixed-income securities. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement). The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner).

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Investments in U.S. Treasury Notes

Investments in U.S. Treasury notes are stated at market value. Changes in market value are reflected as unrealized appreciation or depreciation in the accompanying statement of operations. Securities transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis.

(d)   Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization and include furniture and fixtures, computer and office equipment, and leasehold improvements. Depreciation of fixed assets is provided using the straight-line method based on estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

(e)   Income Taxes

No provision for federal or state income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations.

(Continued)

(f) *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) *Investments in Contracts*

Investments in contracts are stated at cost less amortization which approximates fair value. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The purchase price of the investment agreement and related costs are amortized on a straight-line basis over the life of the contract.

(h) *Trading Profits*

Revenue from trading profits is generated from the buying and selling of governmental securities.

(3) Cash and Cash Equivalents

The cash and cash equivalents balance includes a money market account held by Charles Schwab & Co. Inc., cash held by HSBC Securities Inc., and cash held by FISERV Securities Inc., the Partnership's clearing agent, in the Partnership's name.

(4) Investments in U.S. Treasury Notes

Investments in U.S. Treasury notes at December 31, 2002 are summarized as follows:

Description	Principal amount	Market value	Cost
United States Treasury notes stripped, due November 15, 2003	$ 1,285,000	1,271,353	1,174,207
United States Treasury notes 3%, due November 30, 2003	2,054,000	2,086,741	2,049,118
Total investments in U.S. Treasury notes	$ 3,339,000	3,358,094	3,223,325

(Continued)

TPR INVESTMENTS, L.P.

Notes to Financial Statements

December 31, 2002

(5) Fixed Assets

Fixed assets at December 31, 2002 are summarized as follows:

		Cost	Useful life
Furniture and fixtures	$	37,595	5 years
Computer equipment		30,431	3 years
Leasehold improvements		29,506	5 years
Office equipment		5,893	5 years
		103,425	
Less accumulated depreciation and amortization		(43,258)	
	$	60,167	

(6) Lease Obligations

The Partnership leases office facilities under a noncancelable operating lease expiring in 2005. At December 31, 2002, future minimum rental commitments on such lease are as follows:

		Amount
Year ending December 31:		
2003	$	94,644
2004		80,860
2005		77,348
	$	252,852

Rent expense relating to office facilities was $93,342 for the year ended December 31, 2002.

(7) Minimum Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Partnership had computed regulatory net capital of $1,043,455 which exceeded its required net capital of $100,000 by $943,455. The Partnership's aggregate indebtedness to net capital ratio was 0.04 to 1.

(8) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2002 and for the year then ended, the Partnership had no liabilities subordinated to claims of general creditors.

(9)   Exemption from Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Section (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

TPR INVESTMENTS, L.P.

Computation of Net Capital Under Rule 15c-3-1

December 31, 2002

Net capital:

Partners' capital per accompanying financial statements	$	13,172,982
Less nonallowable assets:		
Receivable		9,489
Charles Schwab money market account		983,213
Deposits		6,694
HSBC securities cash account		31,019
Investment in contracts		7,671,652
Prepaid expenses		9,199
Fixed assets, net		60,167
Haircut on investment securities – nonqualifying account		3,358,094
		12,129,527
Net capital		1,043,455
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Net capital in excess of required amount	$	943,455
Aggregate indebtedness	$	45,525
Ratio of aggregate indebtedness to net capital		0.04 to 1

Note: There are no material differences between the computation of net capital and
aggregate indebtedness as presented herein and as reported by the Partnership
in Part II of Form X-17A5 as of December 31, 2002 filed on January 27, 2003.

See accompanying independent auditors' report.



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
TPR Investments, L.P.:

In planning and performing our audit of the financial statements and supplemental schedule of TPR Investments, L.P. (the Partnership), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;

- Recordation of differences required by Rule 17a-13; or

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The General Partner is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 10, 2003